U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Associates, LLC
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Mediware Information Systems, Inc. ("MEDW")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

December, 2001
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          12/17/01       P               10,000      A(3)   4.05     1,364,736      I         (1)
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Common Stock                          12/21/01       P                  800      A(3)   4.15     1,364,736      I         (1)
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Common Stock                          12/31/01       P                3,000      A(3)   4.40     1,364,736      I         (1)
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Common Stock                                                                                        50,000      D         (2)
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*    If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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====================================================================================================================================
Explanation of Responses:

(1)  The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (777,700
     shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (200,400 shares), SAM Oracle Investments, Inc. ("SAM
     Investments") (115,736 shares), Oracle Offshore Limited ("Oracle Offshore") (210,900 shares) and the Oracle Management, Inc.
     Employees Retirement Plan (the "Retirement Plan") (60,000 shares). Oracle Investment Management, Inc. (the "Investment
     Manager") serves as investment manager to and has investment discretion over the securities held by SAM Investments, Oracle
     Offshore and the Retirement Plan. The Reporting Person is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and
     (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the
     Retirement Plan is reported as shares of Common Stock to which this note relates. The Reporting Person disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as
     amended, except to the extent of the Reporting Person's pecuniary interest.

(2)  The shares of Common Stock to which this note relates are held directly by the Reporting Person as trustee for the Foundation.

(3)  The shares of Common Stock to which this note relates were acquired by Oracle Partners.


/s/ Larry N. Feinberg                               /s/ Larry N. Feinberg                                     January 15, 2002
---------------------------------------             ----------------------------------------               -----------------------
   **Signature of Reporting Person                     **Signature of Reporting Person                               Date

     Larry N. Feinberg                                   Larry N. Feinberg,
                                                         as senior managing member of Oracle Associates, LLC,
                                                            the general partner of
                                                            Oracle Partners, L.P. and
                                                            Oracle Institutional Partners, L.P., and
                                                         as president of Oracle Investment Management, Inc.


**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.


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